DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report
Collection Period Ended   30-Jun-2025

Amounts in USD

Dates

Collection Period No.	33	
Collection Period (from... to)	1-Jun-2025	30-Jun-2025
Determination Date	11-Jul-2025	
Record Date	14-Jul-2025	
Distribution Date	15-Jul-2025	
Interest Period of the Class A-1 Notes (from... to)	16-Jun-2025	15-Jul-2025 Actual/360 Days 29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2025	15-Jul-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	360,000,000.00	14,340,611.33	0.00	14,340,611.33	39.835031	0.000000
Class A-4 Notes	80,000,000.00	80,000,000.00	78,833,121.45	1,166,878.55	14.585982	0.985414
Total Note Balance	**978,880,000.00**	**94,340,611.33**	**78,833,121.45**	**15,507,489.88**		

Overcollateralization	93,867,344.34	89,905,862.66	91,589,414.75
Adjusted Pool Balance	1,072,747,344.34	184,246,473.99	170,422,536.20
Yield Supplement Overcollateralization Amount	59,010,660.22	6,329,029.33	5,683,923.44
Pool Balance	**1,131,758,004.56**	**190,575,503.32**	**176,106,459.64**

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	91,589,414.75	8.54%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.230000%	62,501.16	0.173614	14,403,112.49	40.008646
Class A-4 Notes	5.390000%	359,333.33	4.491667	1,526,211.88	19.077649
Total		**421,834.49**		**15,929,324.37**	

Amounts in USD

Available Funds

Principal Collections	13,846,787.74
Interest Collections	784,799.58
Net Liquidation Proceeds	83,105.43
Recoveries	1,163,108.12
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	51,523.50
Available Collections	**15,929,324.37**
Reserve Fund Draw Amount	0.00
Available Funds	**15,929,324.37**

Distributions

(1) Total Servicing Fee	0.00
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	421,834.49
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	15,507,489.88
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	0.00
Total Distribution	**15,929,324.37**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	421,834.49	421,834.49	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	62,501.16	62,501.16	0.00
thereof on Class A-4 Notes	359,333.33	359,333.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	421,834.49	421,834.49	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	15,507,489.88	15,507,489.88	0.00
Aggregate Principal Distributable Amount	15,507,489.88	15,507,489.88	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,674.80
minus Net Investment Earnings	8,674.80
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,674.80
Net Investment Earnings on the Collection Account	42,848.70
Investment Earnings for the Collection Period	51,523.50

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	190,575,503.32	2,317
Principal Collections	11,816,099.15	
Principal Collections attributable to Full Pay-offs	2,030,688.59	
Principal Purchase Amounts	0.00	
Principal Gross Losses	622,255.94	
Pool Balance end of Collection Period	176,106,459.64	2,207
Pool Factor	15.56%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.79%
Weighted Average Number of Remaining Payments	40.44	17.97
Weighted Average Seasoning (months)	16.34	44.81

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	165,810,845.31	2,106	94.15%
31-60 Days Delinquent	5,157,991.41	58	2.93%
61-90 Days Delinquent	2,371,258.97	29	1.35%
91-120 Days Delinquent	2,766,363.95	14	1.57%
Total	176,106,459.64	2,207	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	2.92%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	622,255.94	15	60,691,062.36	611
Principal Net Liquidation Proceeds	80,709.51		8,066,130.28	
Principal Recoveries	1,150,843.08		12,904,500.23	
Principal Net Loss / (Gain)	(609,296.65)		39,720,431.85	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(3.988%)
Prior Collection Period	12.678%
Second Prior Collection Period	(3.126%)
Third Prior Collection Period	1.371%
Four Month Average	1.734%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.510%
Average Net Credit Loss/(Gain)	65,008.89

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					Lifetime
	Cumulative Loss		Delinquncies			
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%
16	2.22%	1.38%	1.29%	0.38%	0.20%	9.90%
17	2.33%	1.43%	2.11%	0.50%	0.21%	9.60%
18	2.45%	1.52%	2.61%	0.97%	0.16%	9.40%
19	2.56%	1.59%	2.12%	1.23%	0.51%	9.45%
20	2.68%	1.67%	4.27%	0.44%	1.26%	9.62%
21	2.96%	1.89%	2.07%	3.13%	0.25%	10.13%
22	3.13%	2.00%	1.81%	1.28%	2.23%	10.39%
23	3.96%	2.76%	2.43%	0.88%	0.61%	11.28%
24	4.11%	2.86%	2.97%	1.15%	0.57%	11.11%
25	4.23%	2.94%	2.91%	1.89%	0.43%	11.81%
26	4.28%	2.95%	2.19%	2.28%	1.01%	11.83%
27	4.44%	3.06%	2.50%	0.99%	2.36%	11.68%
28	4.71%	3.25%	2.33%	1.42%	1.62%	12.07%
29	4.95%	3.40%	2.39%	1.26%	1.25%	12.09%
30	4.99%	3.43%	2.47%	2.06%	1.36%	11.76%
31	5.05%	3.38%	1.39%	1.28%	2.51%	11.96%
32	5.31%	3.56%	1.03%	1.46%	1.29%	12.17%
33	5.36%	3.51%	2.93%	1.35%	1.57%	12.12%